 1-A/A LIVE 0001382112 XXXXXXXX 024-11139 GME INNOTAINMENT, INC. FL 1983 0001382112 0100 59-2318378 0 0 208 East 51st Street Suite 170 New York NY 10022 212-508-2130 Andrew Coldicutt, Esq Other 20.00 0.00 1050.00 0.00 3321389.00 1759011.00 0.00 7651266.00 -4330237.00 3321389.00 0.00 0.00 0.00 -387985.00 -0.00 -0.00 N/A Common Stock, $.01 par value 86695638 403775109 OTC Markets Series A Preferred Stock 100000 000000000 None Debt Securities 5734351 000000000 Convertible and Other Notes payable. true true Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 1500000000 86695638 0.0020 3000000.00 0.00 0.00 0.00 3000000.00 Andrew Coldicutt, Esq 15000.00 Various States 3000.00 true CA CO CT DE FL IA MA MI NV NJ NY RI TX WA A0 A1 A2 A6 A9 Z4 GME Innotainment, Inc. Common Stock 86695638 0 286095 Exempt from registration under Section 4(2) of the Securities Act , as Amended, and the Rules promulgated thereunder.